UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or Section 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 10, 2022
CarLotz, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-38818	83-2456129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3301 W. Moore St.
Richmond, Virginia 23230
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (804) 510-0744
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Class A common stock, par value $0.0001 per share	LOTZ	The Nasdaq Global Market
Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share	LOTZW	The Nasdaq Global Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05. Costs Associated with Exit or Disposal Activities.
On November 10, 2022, CarLotz, Inc. (the “Company,” “CarLotz,” “we” or “us”) announced the closure of three dealership stores, or “hubs.” The Company is closing these three hubs for retail sales on November 10, 2022 with all hub closing activities to be completed by December 2, 2022.
The following hubs are being closed: Chesapeake, VA; Denver, CO; and Huntsville, AL.
The Company expects to incur 1) one-time severance costs of approximately $100,000, 2) one-time non-cash charges of $300,000 to $800,000 associated with the impairment of lease assets, and 3) one-time non-cash charges of $1.0 million to $1.3 million associated with the impairment of other fixed assets. The Company has not yet completed its analysis of additional charges associated with implementation of the workforce reduction and hub closures, and therefore is not able to make a good faith determination of an estimate of the amount, or range of amounts, of any additional charges, such as contract termination costs. The Company will provide additional disclosure through an amendment to this Current Report on Form 8-K once it makes a determination of an estimate or range of estimates of such charges, if any.
The Company will continue to evaluate its business plan as necessary to address trends in the marketplace and macroeconomic factors.
Item 2.06. Material Impairments.
To the extent required, the information contained in Item 2.05 of this Current Report on Form 8-K is incorporated by reference herein.
Item 8.01. Other Events
The following disclosure updates and supplements the joint proxy statement/prospectus dated November 8, 2022 (the “Joint Proxy Statement/Prospectus”). Shift Technologies, Inc. filed the Joint Proxy Statement/Prospectus with the Securities and Exchange Commission as part of a registration statement on Form S-4 (Registration No. 333-267601) and the Company filed the Joint Proxy Statement/Prospectus as a definitive proxy statement.

CERTAIN BENEFICIAL OWNERS OF CARLOTZ COMMON STOCK

The following table sets forth certain information with respect to the beneficial ownership of Class A common stock, par value $0.0001 per share, of CarLotz (“CarLotz Common Stock”) as of October 27, 2022 (the “CarLotz Record Date”), of: (1) each person or entity who beneficially owns more than 5% of any class of CarLotz’s voting securities of which 119,703,273 shares of CarLotz Common Stock were outstanding as of October 27, 2022; (2) each CarLotz director, named executive officer and Messrs. Kaya and Kovshilovsky; and (3) all of the CarLotz directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. To CarLotz’s knowledge, each CarLotz stockholder has sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. The percentage calculations below are based on 119,703,273 shares of CarLotz Common Stock outstanding as of October 27, 2022, rather than the percentages set forth in any CarLotz stockholder’s Schedule 13D or Schedule 13G filing. Unless otherwise indicated in a footnote, the business address of each person is CarLotz’s corporate address, c/o CarLotz, Inc., 3301 W. Moore Street, Richmond, Virginia 23230.

Name of Beneficial Owner	Shares Beneficially Owned
	Number of Shares(1)	Percent of Class(2)
5% Beneficial Owners

TRP(3)	21,799,776	18.2%
Tremblant Capital Group(4)	7,516,338	6.3%
Named Executive Officers, Directors and Certain Executive Officers
Nanxi Liu(5)	—	—
Lev Peker(6)	3,206,549	2.7%
David R. Mitchell(3)	21,799,776	18.2%
Steven G. Carrel(3)	21,799,776	18.2%
Luis Solorzano(7)	6,223,803	5.1%
James E. Skinner(8)	40,049	*

Linda B. Abraham(9)	30,049	*
Ozan Kaya(10)	1,100,000	*
Eugene Kovshilovsky(11)	600,000	*
Kimberly H. Sheehy(12)	30,049	*
Michael W. Bor(13)	5,356,261	4.4%
John W. Foley II(14)	875,785	*
Daniel A. Valerian(15)	622,101	*
All executive officers and directors as a group (12 persons)(16)	33,733,256	27.7%

*	Less than one percent

(1)	The number of shares includes restricted stock units subject to vesting requirements and options exercisable within 60 days of October 27, 2022.

(2)	Shares subject to restricted stock units vesting and options exercisable within 60 days of October 27, 2022 are considered outstanding for the purpose of determining the percent of the class held by the holder of such restricted stock units or options but not for the purpose of computing the percentage held by others.

(3)	Does not include 2,287,420 CarLotz Earnout Shares; and does not include an aggregate of 435,330 shares of CarLotz Common Stock underlying restricted stock units granted to Messrs. Mitchell and Carrel that do not vest within 60 days of October 27, 2022. TRP Capital Management, LLC (“TRP Capital”) is the general partner of TRP. Each of David R. Mitchell, Steven G. Carrel, Michael A. DiRienzo and James A. Hislop have shared voting and investment power over CarLotz securities held by TRP. TRP Capital and each of Messrs. Mitchell, Carrel, DiRienzo and Hislop may be deemed to own all of the outstanding shares of CarLotz common stock held by TRP. Each of TRP Capital and Messrs. Mitchell, Carrel, DiRienzo and Hislop disclaim beneficial ownership of such shares except to the extent of their pecuniary interest therein. The business address of TRP Capital Partners, LP is 380 N. Old Woodward Ave., Suite 205, Birmingham, Michigan 48009.

(4)	This information is based solely on a Schedule 13G filed with the SEC on February 14, 2022 by Tremblant Capital Group, which reports sole and dispositive voting power with respect to 7,516,338 shares of CarLotz Common Stock. The address of the principle business office of Tremblant Capital Group is 767 Fifth Avenue, New York, New York 10153.

(5)	Does not include 259,787 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022.

(6)	Consists of 289,521 shares of CarLotz Common Stock held directly and 2,917,028 restricted shares of CarLotz Common Stock. Does not include 3,500,000 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022.

(7)	Includes 1,266,884 shares issuable upon the exercise of warrants that are currently exercisable held by Acamar Sponsor, 3,819,665 shares held by Acamar Sponsor and 1,137,254 shares held directly. Does not include 217,665 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022. Each of Juan Carlos Torres Carretero, Luis Ignacio Solorzano Aizpuru, Raffaele R. Vitale, Joseba Asier Picaza Ucar and Juan Duarte Hinterholzer is a managing member of Acamar Sponsor. Each such person may thus be deemed to have beneficial ownership of the securities held directly by Acamar Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein. The business address of Acamar Sponsor is 1450 Brickell Avenue, Suite 2130, Miami, Florida 33131.

(8)	Does not include securities held by Acamar Sponsor in which Mr. Skinner has an indirect pecuniary interest but over which Mr. Skinner does not have voting or dispositive control or 217,665 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022.

(9)	Does not include 217,665 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022.

(10)	Reflects 1,100,000 restricted shares of CarLotz Common Stock.

(11)	Reflects 600,000 restricted shares of CarLotz Common Stock.

(12)	Does not include 217,665 shares of CarLotz Common Stock underlying restricted stock units that do not vest within 60 days of October 27, 2022.

(13)	Based solely on Schedule 13D/A filed with the SEC by Mr. Bor on June 27, 2022. Consists of 2,927,958 shares of CarLotz Common Stock held directly and 1,123,117 shares of CarLotz Common Stock issuable upon exercise of options held directly, 952,593 shares of CarLotz Common Stock held in trust by Katherine G. Bor, Trustee of the Michael W. Bor 2020 Irrevocable Family Trust dated October 16, 2020 and 352,593 shares of CarLotz Common Stock held in trust by Michael W. Bor, Trustee of the Michael W. Bor 2020 Qualified Grantor Retained Annuity Trust dated October 16, 2020. Mr. Bor’s last date of employment was on March 16, 2022.

(14)	Consists of 7,773 shares of CarLotz Common Stock reported as held by Mr. Foley in his Form 4 filed with the SEC on March 21, 2022 and 868,012 shares of CarLotz Common Stock issuable pursuant to options exercisable within 60 days of October 27, 2022. Mr. Foley’s last date of employment was on April 8, 2022.

(15)	Consists of 5,441 shares of CarLotz Common Stock reported as held by Mr. Valerian in his Form 4 filed with the SEC on February 2, 2022 and 616,660 shares of CarLotz Common Stock issuable pursuant to options exercisable within 60 days of October 27, 2022. Does not include 40,923 shares of CarLotz Common Stock issued upon the exercise of 101,928 options by Mr. Valerian after his last day of employment (after the cancellation of shares of CarLotz Common Stock to satisfy applicable withholding taxes) as Mr. Valerian was not subject to ownership reporting at the time of these option exercises. Mr. Valerian’s last date of employment was on April 15, 2022.

(16)	Includes 672,988 shares of common stock issuable pursuant to options exercisable within 60 days of October 27, 2022, 17,083 shares of common stock underlying restricted stock units that vest within 60 days of October 27, 2022, and 1,266,884 shares of common stock issuable upon the exercise of warrants that are currently exercisable. Does not include 41,888 shares of CarLotz Common Stock underlying Earnout RSUs, 2,287,420 Earnout Shares, 5,343,658 shares of CarLotz Common Stock underlying restricted stock units and 604,352 shares of common stock underlying options that do not vest within 60 days of October 27, 2022.
As of October 27, 2022, the CarLotz Record Date, CarLotz directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote 31,776,301 shares of CarLotz Common Stock, which represented approximately 26.6% of CarLotz Common Stock issued and outstanding on the CarLotz Record Date.
As of October 27, 2022, the Supporting Stockholders (as defined in the Joint Proxy Statement/Prospectus) subject to the CarLotz Support Agreements (as defined in the Joint Proxy Statement/Prospectus) beneficially owned and were entitled to vote in the aggregate approximately 22.4% of the issued and outstanding shares of CarLotz Common Stock.
Important Additional Information
In connection with the pending transaction between CarLotz and Shift Technologies, Inc. (“Shift”) (the “Shift Merger”), Shift has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement of Shift and CarLotz, that also constitutes a prospectus of Shift (the “joint proxy statement/prospectus”), which has become effective. Security holders of Shift and CarLotz are urged to carefully read the entire registration statement and joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC when they become available, because they will contain important information. A definitive joint proxy statement/prospectus has been sent to Shift’s stockholders and to CarLotz’ stockholders. Security holders may obtain the registration statement and the joint proxy statement/prospectus from the SEC’s website or from Shift or CarLotz as described in the paragraph below.
The documents filed by Shift with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Shift by requesting them by mail at 290 Division Street, Suite 400, San Francisco, California 94103. The documents filed by CarLotz with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from CarLotz by requesting them by mail at 3301 W. Moore St., Richmond, Virginia 23230.
Participants in the Solicitation
Shift, CarLotz and certain of their directors, executive officers and employees may be deemed participants in the solicitation of proxies in connection with the pending Shift Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the pending Shift Merger, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the joint proxy statement/prospectus filed with the SEC. Information about the directors and executive officers of CarLotz is set forth in the definitive proxy statement for CarLotz’ 2022 annual meeting of stockholders, as previously filed with the SEC on April 29, 2022 and in CarLotz’ Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, as supplemented by CarLotz’ subsequent filings with the SEC. Information about the directors and executive officers of Shift and their ownership of Shift shares is set forth in the definitive proxy statement for Shift’s 2022 annual meeting of stockholders, as previously filed with the SEC on June 26, 2022, as supplemented by Shift’s subsequent filings with the SEC. Free copies of these documents may be obtained as described in the paragraph above.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.
Forward-Looking Statements
This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, the plans, strategies and prospects, both business and financial, of the Company. These statements are based on the beliefs and assumptions of our management team. Although we believe our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, including our ability to satisfy the conditions to closing and complete the proposed merger with Shift Technologies, Inc. (“Shift”), pursuant to the Agreement and Plan of Merger (the “Shift Merger Agreement”) with Shift and Shift Remarketing Operations, Inc. (“Shift Merger Sub”), pursuant to which Shift Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and as a wholly owned subsidiary of Shift (the “Shift Merger”); the timing of the Shift Merger and the occurrence of any event, change, or other circumstances that could delay or prevent completion of the proposed Shift Merger or give rise to the termination of the Shift Merger Agreement; the impact of the Shift Merger on the business and future financial and operating results of the Company and Shift; our ability to manage our business through and following the COVID-19 pandemic and the related semi-conductor chip and labor shortages, including to achieve the anticipated benefits from the announced closure of certain hub locations; our ability to achieve revenue growth and profitability in the future; our ability to innovate and expand our technological capabilities; our ability to effectively optimize our reconditioning operations; our ability to grow existing vehicle sourcing accounts and key vehicle channels; our ability to add new corporate vehicle sourcing accounts and increase consumer sourcing; our ability to have sufficient and suitable inventory for resale; our ability to increase our service offerings and price optimization; our ability to effectively promote our brand and increase brand awareness; our ability to expand our product offerings and introduce additional products and services; our ability to improve future operating and financial results; our ability to obtain financing in the future; our ability to acquire and protect intellectual property; our ability to attract, train and retain key personnel, including sales and customer service personnel; our ability to acquire and integrate other companies and technologies; our ability to remediate material weaknesses in internal control over financial reporting; our ability to comply with laws and regulations applicable to our business; our ability to successfully defend litigation; and our ability to successfully deploy the proceeds from the merger pursuant to that certain Agreement and Plan of Merger, dated as of October 21, 2020 (as amended by Amendment No. 1, dated December 16, 2020), by and among CarLotz, Inc. (f/k/a Acamar Partners Acquisition Corp.), Acamar Partners Sub, Inc., a wholly owned subsidiary of CarLotz, Inc., and CarLotz Group, Inc. (f/k/a CarLotz, Inc.) (“Former CarLotz”), pursuant to which Acamar Partners Sub, Inc. merged with and into Former CarLotz, with Former CarLotz surviving as the surviving company and as a wholly owned subsidiary of CarLotz, Inc., and those factors discussed in the section entitled “Risk Factors” in our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 9, 2022 and November 8, 2022 and Item 1A “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 15, 2022, and those described from time to time in our future reports filed with the SEC. Many of these risk factors are outside of our control, and as such, they involve risks which are not currently known that could cause actual results to differ materially from those discussed or implied herein. The forward-looking statements in this Current Report are made as of the date on which they are made and we do not undertake to update our forward-looking statements.
Item 9.01. Financial Statements and Exhibits.
(d) Exhibits.
See the Exhibit Index below, which is incorporated by reference herein.
EXHIBIT INDEX

Exhibit No.	Exhibit Title
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARLOTZ, INC.

Dated: November 10, 2022	By:	/s/ Lev Peker
	Name:	Lev Peker
	Title:	Chief Executive Officer